EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM TSX-V: ASM FSE: GV6

August 28, 2014

AVINO RE-STARTS MINING OPERATIONS AT THE AVINO MINE

Avino Silver & Gold Mines Ltd. (ASM: NYSE – MKT, ASM: TSX.V; “Avino” or “the Company”) is pleased to announce the re-opening of the Avino Mine and the re-starting of mining operations. The Avino Mine is located 80km northeast of Durango, Mexico.

Since dewatering the mine, Avino has hauled out a total of 5,850 tonnes of material from the underground mine workings. This initial tonnage was blasted mill feed material left underground prior to the mine shutting down 13 years ago. Samples of this material have been assayed at the mine site laboratory and the analytical results indicate they are higher in grade than the historic stockpile material currently being processed in circuit #2. Avino intends to start processing this higher grade underground material in September 2014 using circuit #2. Concentrate produced from this underground feed material will be used for the solicitation of proposals from various trading firms who have expressed interest in buying the concentrate product.

Underground mining operations have also re-commenced at the Avino mine. Full scale mining is now underway at level 11.5 with drifts heading east and west along the vein; the new 1mW Caterpillar diesel generator, jumbo, scoop and air compressor are currently being used in the mining operation. Mining will also proceed on level 12, and the ramp will be extended from level 12.5 to level 17. Stockpiling of development material from mining operations is also underway with plans to feed circuit #2 on a full time basis starting in September 2014.

Circuit# 3 is on schedule for commissioning in the fourth quarter of 2014. As of the date of this news release, the following activities had been completed or were in progress in preparation for the commissioning:

•	Installation of ball mill rubber liners had been completed by personnel from Poligoma using their own equipment and tools with support from Avino’s maintenance crew.
•
At the crushing plant, the old product screen was dismantled and a new screen together with feed and discharge chutes were installed; additional structural steel and platforms were included to complete the installation. This work was carried out by FIMSA with assistance from Avino.

•	Crushing operations are expected to resume at the end of August 2014.
•	Electrical installation of the start/stop switches and wiring for the control system for the thickener was in progress.
•	Construction of a roof over the thickener and filter area had been started.

Photographs of the recent activity at the Avino Mine can be viewed by clicking here.

“The re-opening of underground mining operations represents a major milestone achieved as we deliver on our promise of growth. The local communities’ support has been tremendous as they are thrilled we are creating new jobs for the region. Our dedicated operating team should be congratulated on their efforts to achieve targets under strict scheduling and financial restrictions. We continue to work towards completing our goal of increasing mill capacity from 500 TPD to 1,500 TPD in the fourth quarter of 2014.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become a mid-tier silver producer through profitable organic growth at the Avino property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin,
Chief Executive Officer,
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.